iShares, Inc.
Shareholder Meeting Results (Unaudited)

A special meeting of shareholders of iShares, Inc. was held on December 7, 2007. At the special meeting, the following matters were voted upon and approved by the shareholders of the iShares MSCI Austria Index Fund and
iShares MSCI Netherlands Index Fund. The results of the voting are presented below.

Proposal 1
To approve a change in the investment objective of each
Fund - from tracking the existing indices to tracking the	Votes	Votes	Votes
new MSCI Investable Market Indices.	For	Withheld	Abstaining
iShares MSCI Austria Index Fund	6,078,149	131,597	144,917
iShares MSCI Netherlands Index Fund	4,241,941	69,510	116,533

Proposal 2
To approve the reclassification of the
investment objective of each Fund from	Votes	Votes	Votes
fundamental to non-fundamental.	For	Against	Abstaining
iShares MSCI Austria Index Fund	5,826,847	378,284	149,532
iShares MSCI Netherlands Index Fund	4,201,608	107,984	118,392